UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 2)*

PALMETTO BANCSHARES, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

697062107
(CUSIP Number)

John Caughey
CapGen Capital Group V LP
120 West 45th Street
Suite 1010
New York, New York 10036
(212) 542-6868
Copy to:

Alison S. Ressler, Esq.
Sullivan & Cromwell LLP
1888 Century Park East
Los Angeles, California 90067
(310) 712-6600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 1, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 697062107

1.	Names of Reporting Persons. CapGen Capital Group V LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%*

14.	Type of Reporting Person (See Instructions) PN

____________________
* The calculation of the percentage of outstanding shares is based on 12,813,442 shares of Common Stock (as defined herein) outstanding as of July 24, 2015, as disclosed by the Issuer (as defined herein) in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 3, 2015.

CUSIP No. 697062107

1.	Names of Reporting Persons. CapGen Capital Group V LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%*

14.	Type of Reporting Person (See Instructions) OO

____________________
* The calculation of the percentage of outstanding shares is based on 12,813,442 shares of Common Stock outstanding as of July 24, 2015, as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 3, 2015.

CUSIP No. 697062107

1.	Names of Reporting Persons. Eugene A. Ludwig

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%*

14.	Type of Reporting Person (See Instructions) IN

____________________
* The calculation of the percentage of outstanding shares is based on 12,813,442 shares of Common Stock outstanding as of July 24, 2015, as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 3, 2015.

CUSIP No. 697062107

1.	Names of Reporting Persons. Robert B. Goldstein

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%*

14.	Type of Reporting Person (See Instructions) IN

____________________
* The calculation of the percentage of outstanding shares is based on 12,813,442 shares of Common Stock outstanding as of July 24, 2015, as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 3, 2015.

CUSIP No. 697062107

1.	Names of Reporting Persons. John P. Sullivan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%*

14.	Type of Reporting Person (See Instructions) IN

____________________
* The calculation of the percentage of outstanding shares is based on 12,813,442 shares of Common Stock outstanding as of July 24, 2015, as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 3, 2015.

The Reporting Persons are filing this Amendment No. 2 on Schedule 13D (this “Amendment No. 2”) to amend the Schedule 13D filed on October 18, 2010 (as amended by Amendment No. 1 filed on April 24, 2015, the “13D Filing”).  Capitalized terms used herein, but not otherwise defined herein, shall have the meanings ascribed to such terms in the 13D Filing.  Except as specifically amended and supplemented by this Amendment, the 13D Filing remains in full force and effect.

Item 4.	Purpose of Transaction

Item 4 of the 13D Filing is hereby supplemented as follows:

On September 1, 2015, the Issuer completed the previously announced Merger. Upon the effectiveness of the Merger, the Issuer ceased to exist as a separate entity, and each outstanding share of the Issuer’s Common Stock was cancelled and converted, at the election of the holder thereof, into the right to receive the per share merger consideration of (i) $19.25 in cash for holders of the Issuer’s shares that made a cash election (the “Cash Consideration”), (ii) 0.97 shares of Common Stock, par value $0.01 per share, of UCBI (the “Stock Consideration”) or (iii)  a combination of the Cash Consideration and the Stock Consideration in such proportions as requested by the holder of the Issuer’s Common Stock to the extent available after proration pursuant to the terms of the Merger Agreement.

Item 5.	Interest in Securities of the Issuer

Item 5 of the 13D Filing is hereby amended and restated as follows:

As a result of the Merger, all of the shares of the Issuer Common Stock held by the Reporting Persons have been cancelled, and as of the effective time of the Merger, the Reporting Persons own no shares of Issuer Common Stock and cease to be the beneficial owners of more than 5% of the outstanding shares of common stock of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 1, 2015

CAPGEN CAPITAL GROUP V LP

	By:	CAPGEN CAPITAL GROUP V LLC,
its general partner

By:		/s/ Eugene A. Ludwig
Name:		Eugene A. Ludwig
Title:		Managing Member

CAPGEN CAPITAL GROUP V LLC

By:		/s/ Eugene A. Ludwig
Name:		Eugene A. Ludwig
Title:		Managing Member

EUGENE A. LUDWIG

By:		/s/ Eugene A. Ludwig
Name:		Eugene A. Ludwig

ROBERT B. GOLDSTEIN

By:		/s/ Robert B. Goldstein
Name:		Robert B. Goldstein

JOHN P. SULLIVAN

By:		/s/ John P. Sullivan
Name:		John P. Sullivan